

May 23, 2007

Mail Stop 7010

Via U.S. mail and facsimile to (813) 655-3030

Mr. Kenneth McCleave, Chairman of the Board
American Fiber Green Products, Inc.
1618 51st South
Tampa, Florida 33619

RE : American Fiber Green Products, Inc.
Amendment No. 1 to Registration Statement on Form 10-SB filed on
April 12, 2007 and Annual Report on Form 10-KSB for the fiscal year
ended December 31, 2006 filed on April 16, 2007
File No.: 0-28978

Dear Mr. McCleave:

We have reviewed your filings and have the following comments. Where
indicated, we think you should revise your Annual Report on Form 10-KSB in response
to these comments. If you disagree, we will consider your explanation as to why our
comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary
in your explanation. In some of our comments, we may ask you to provide us with
supplemental information so we may better understand your disclosure. After reviewing
this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-KSB for the Fiscal Year Ended December 31, 2006

1. We note on the cover page of the Form 10-KSB the company has included $.001
   par value preferred stock with securities registered pursuant to Section 12(g).
   Please reconcile with disclosure on the facing sheet of the amended Form 10-SB.

Item 1. Description of Business

Company History, page 1

2. At the outset of this discussion, state that Amour Fiber Core, Inc. is the
registrant's former name and disclose the May, 2004 date of the name change.

3.   Under an appropriate sub-caption, e. g. "SEC Revocation of Prior Registration
under the Exchange Act", please include a discussion of the Commission's order
dated October 27, 2006 which revoked your registration pursuant to Section 12(j)
of the Securities Exchange Act. Briefly discuss the reason(s) why the
Commission concluded that revocation was "necessary and appropriate for the
protection of investors."

4. Please advise us supplementally of any consequences to the company for not
advising the transfer agent about the 3:1 forward split of your common stock in
1998.

5. Clarify the statement that "Shareholders remained loyal to the company." State
the date operations of the company ceased after William Amour died and the
number of shareholders the company had at this time.

6. Identify the parties who, as of September 15, 2001, were engaged in several
months of discussion and negotiations which culminated in the merger of
American Leisure Products, Inc. with Amour Fiber Core, Inc.

7. State whether or not Mr. McCleave was affiliated with the registrant prior to
discussions and negotiations leading up to the merger.

8. To avoid confusion, please define AFC and ALP when you first use them.

Amour Fiber Core, Inc., page 2

9. Identify the Amour Family Trust as the other party to the license agreement and
discuss the material terms of the agreement or include a cross-reference to a
discussion of these terms elsewhere. Please file the license agreement as an
exhibit.

10. In this section and under "American Leisure Products, Inc.", include a cross
reference to "Plan of Operation" for a discussion of the unpredictability of future

revenues. Similar disclosure should also be made in the sections "Company and Business Overview" and "Future Growth Strategy."

Company and Business Overview, page 5

11. Please make it clear that you are a development stage company and discuss the status of your operations.

12. You state that you have "developed …a new technology for fiberglass reclamation manufacturing." Please distinguish between your developed "proprietary" technology and your exclusive rights to two patents under the license agreement with the Amour Family Trust.

13. Please clarify whether or not you have entered into any sub-licensing contracts yet. Make clear that the terms you propose including the one-time fees have not yet been accepted by anyone.

Regulatory Mandates, page 7

14. Please revise references to your Form 10-SB that should refer to this report as your Form 10-KSB in this section and in Item 5.

15. Please note that the Commission is no longer at the address stated in the third paragraph. The address is 100 F Street, NE, Washington, DC 20549. Please note that we no longer maintain a public reference room. Please revise accordingly.

American Leisure Products, page 9

16. Please disclose the basis for the statement that "ALP has positioned itself to be a leader within the Fiberglass Reinforced Plastic (FRP) industry."

Market for Common Equity, Related Stockholder Matters…, page 13

17. Please disclose the information required by Items 201(b) and (c) of Regulation S-B.

Item 6. Plan of Operation

General Trends and Outlook, page 16

18. Please disclose whether you will have to raise additional funds in the next twelve months. See Item 303(a) of Regulation S-B.

Liquidity and Capital Resources, page 17

19. Please revise your liquidity section to discuss the changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows. Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Please refer to the SEC Interpretive Release No. 33-8350.

20. Discuss the company's financial condition on a short-term and long term basis, including how long the company can satisfy its cash requirements and the availability of external sources of funding. Discuss how much money the company will need to build the pilot plant and how it intends to fund it.

21. Please disclose the estimated cost of the pilot plant to be constructed in Florida in 2007-2008 and the expected sources of funds for such expenditures.

22. Discuss the aggregate amount of loans outstanding as of a current date and the material terms of the company's loan agreements.

Capital Expenditures, page 18

23. Please disclose how you anticipate funding your expected capital expenditures of $525,000.

Item 8A. Controls and Procedures, page 35

24. Please disclose why the certifying officers concluded your disclosure controls and procedures were not effective, including whether this was based upon a material weakness in internal controls. Please discuss how the company plans to remediate the problem.

25. Please disclose whether there have been any changes in your internal controls and procedures during the most recently completed quarter, rather than subsequent to the evaluation date. See Item 308 of Regulation S-B.

Item 9. Directors and Executive Officers of the Registrant, page 35

26. Briefly describe the person's business experience during the past five years, indicating the periods during which they served in position held. Give the person's term of office as a director and the period during which the person has served. Refer to Item 401(a) of Regulation S-B.

Item 10. Executive Compensation, page 37

27. The information in the Compensation Table should show compensation for each named executive officer for the last two completed fiscal years. See Item 402(b)(1) of Regulation S-B.

28. It appears that you are using the old executive compensation table. Please comply with the requirements adopted by the Commission and published in Release No. 33-8732A, including a Director Compensation table, if applicable. Please revise. For guidance, you may wish to refer to our compliance and disclosure interpretations and our transition questions and answers on executive compensation and related person disclosure, both of which are available in the Division of Corporation Finance's section under "SEC Divisions" on the Commission's website at www.sec.gov.

Item 12. Certain Relationships and Related Transactions, page 39

29. Discuss the material terms of the loan agreements between Mr. McCleave and his affiliates and the company in accordance with Item 404(a) of Regulation S-B. Refer to notes 8 and 9 of the Notes to Consolidated Financial Statements. In your disclosure, please comply with the new Item 404 requirements set forth in Release No. 33-8732A, including the title of this section.

Financial Statements

General

30. You disclose on page 13 of your Form 10-SB that you will maintain "key person" life insurance policies. Please clarify whether you currently maintain any "key person" life insurance policies, and if so, how you account for them.

31. You disclose on page 29 that you are a development-stage enterprise. As such, please identify your financial statements as those of a development stage enterprise. In addition, you should present cumulative amounts from your inception in your income statement and statement of cash flows. You should also present a statement of stockholders' equity that includes all activity from your inception. See paragraphs 11-12 of SFAS 7. Please revise accordingly.

Consolidated Condensed Balance Sheets, page 24

32. Please disclose on the face of your balance sheet the number of common stock issued and outstanding for each period presented.

33. Please separately disclose the amount of your allowance for doubtful accounts and notes receivable on the face of the balance sheet or in a footnote.

34. Please disclose in your footnotes the terms of your notes receivable, including when the notes become due. In addition, tell us if any of the notes are past due and if so, when you expect to collect on them.

35. Please revise the title of other payables on the face of the balance sheet to one that clearly indicates that the payables are due to related parties.

36. Please disclose in your footnotes the terms of your deferred wages. Please also tell us the basis for reflecting deferred wages as a non-current liability.

Consolidated Statements of Operations, page 25

37. Please disclose in your footnotes what comprises your other (income) expense account as presented on your statement of operations.

Consolidated Statements of Changes in Stockholders' Deficit, page 26

38. Please present separate columns for amount of common stock and additional paid in capital, instead of your current presentation that combines these amounts into one column.

Consolidated Condensed Statements of Cash Flows, page 27

39. Please clarify whether you have presented the proceeds from issuance of notes payable on a gross or net basis. If this is a net amount, please tell us the gross amounts and why you believe netting the gross amounts is appropriate.

Note 1 – Organization and Business, page 28

40. Please remove your listing of exhibits from this footnote.

Note 3 – Summary of Significant Accounting Policies, page 29

41. Please disclose the range of useful lives for your machinery, equipment and tooling. See paragraph 13 of APB 22.

42. Please disclose how you are treating the restricted shares you have issued in computing both your basic and diluted earnings per share. See paragraphs 10 and 13 of SFAS 128.

Note 5 – Stockholders' Equity, page 32

43. Please tell us how you accounted for the May 2004 merger between Amour Fiber Core, Inc. and American Leisure Products, Inc. Tell us what consideration you gave to accounting for this transaction as a reverse acquisition. Refer to paragraphs 15 through 19 of SFAS 141.

Note 10 – Income Taxes, page 34

44. You disclose here that your net operating loss carryforwards expire in twenty years, but disclose on page 16 that they begin expiring in the year 2023. Please revise so your disclosure is consistent throughout the filing.

45. Please provide the disclosures required by paragraphs 43, 45, and 47 of SFAS 109, as applicable.

Exhibit 31 - Certifications

46. Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). See SEC Release 33-8238, which became effective August 14, 2003. Please file an amendment to your Form 10-KSB to include certifications that conform to the format provided in Item 601(b)(31) of Regulation S-B and refer to the appropriate locations for the definitions. Please also amend your March 31, 2007 Form 10-QSB accordingly. In doing so, please refile the Forms 10-KSB and 10-QSB in their entirety, along with the updated certifications.

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Gordon, Accountant at (202) 551-3866 or Scott Watkinson, Review Accountant at (202) 551-3741 if you have questions regarding the comments on the financial statements and related matters. Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer R. Hardy
Branch Chief, Legal